Exhibit 99.2

INSTRUCTIONS BOOKLET FOR PREEMPTIVE ADS RIGHTS CERTIFICATE REPRESENTING RIGHTS TO PURCHASE NEW ADSs OF ENEL AMÉRICAS S.A.

Your Preemptive ADS Rights Certificate contains sections related to the choices available to you regarding rights to subscribe for new ADSs (referred to herein as “Preemptive ADS Rights”) of Enel Américas S.A. (“Enel Américas”).  These rights are being distributed to you in connection with Enel Américas’ simultaneous offers (the “Preemptive Rights Offers”) to holders of Shares of its common stock (the “Shares”) of rights to subscribe for new Shares (the “Preemptive Share Rights”).  The terms of the Preemptive ADS Rights and the Preemptive Share Rights are fully described in the Prospectus, dated June 18, 2019, together with the accompanying Prospectus Supplement, dated June 27, 2019 (collectively, the “Prospectus”), enclosed herewith.  The CUSIP No. for Enel Américas’ ADSs is 29274F104, which are quoted on The New York Stock Exchange under the symbol “ENIA”.  The CUSIP No. for the Preemptive ADS Rights is 29274F138 which will be quoted on The New York Stock Exchange under the symbol “ENIA RT”.  The following instructions are intended solely to assist you in completing your Preemptive ADS Rights Certificate.  None of the terms hereof are intended to contradict or supersede the terms of the Prospectus.  In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus shall govern.  Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus.

If you have special instructions for Citibank, N.A., as ADS Rights Agent (the “ADS Rights Agent”), which cannot be included in the Preemptive ADS Rights Certificate, you should send a letter setting forth such instructions to the ADS Rights Agent with your Preemptive ADS Rights Certificate.  In all cases you should include your daytime telephone number in the space provided in the Preemptive ADS Rights Certificate (in case the ADS Rights Agent needs to contact you for further information), and you should complete the substitute Form W-9 included in the Preemptive ADS Rights Certificate.

Exercise of Preemptive ADS Rights

You will receive approximately 0.326003 Preemptive ADS Right for every ADS you held as of the ADS Record Date, subject to applicable law.  One (1) Preemptive ADS Right will entitle you to purchase one (1) new ADS.  Fractional entitlements to Preemptive ADS Rights will be aggregated and sold by Citibank, N.A. (“Citibank”), as ADS Rights Agent (the “ADS Rights Agent”), and net sales proceeds after deduction of all applicable fees, taxes and expenses will be distributed to the applicable holders of ADSs as of the ADS Record Date.  To exercise your Preemptive ADS Rights and to subscribe for any new ADSs, you must pay the ADS Subscription Price of US$8.31 per subscribed new ADS (the “ADS Subscription Price”).  Please refer to the Prospectus for a description of the actions to be taken if the amount paid to subscribe each new ADS is insufficient to cover, or exceeds, the ADS Subscription Price.  The exercise of Preemptive ADS Rights is irrevocable and may not be cancelled or modified.

If you wish to exercise your Preemptive ADS Rights, you should:

1.                                      complete and sign the enclosed Preemptive ADS Rights Certificate, indicating in the appropriate place the number of Preemptive ADS Rights you wish to exercise;

2.                                      obtain a personal check made payable to the order of “Citibank, N.A.— Enel Américas ADS Rights Offering” for the full amount payable for all new ADSs you are subscribing for upon the exercise of your Preemptive ADS Rights; and

3.                                      deliver the completed and signed Preemptive ADS Rights Certificate and proper payment for the full amount payable for the total number of new ADSs subscribed for pursuant to the exercise of Preemptive ADS Rights to the ADS Rights Agent at one of the addresses set forth below under the heading “Contact and Mailing Information” prior to the expiration of the Preemptive ADS Rights subscription period at 2:15 p.m. (New York City time) on July 23, 2019 (the “Preemptive ADS Rights Expiration Date”).

All documents and full payment must be received by the ADS Rights Agent before the Preemptive ADS Rights Expiration Date at one of the addresses set forth below under the heading “Contact and Mailing Information”.  Any exercise of Preemptive ADS Rights is effective only when received by the ADS Rights

INSTRUCTION BOOKLET

Agent.  Your exercise of Preemptive ADS Rights is irrevocable and may not be cancelled or modified.  Deposits in the mail will not constitute delivery to the ADS Rights Agent.

You may elect the method for delivery of the completed Preemptive ADS Rights Certificate and payment to the ADS Rights Agent of the amount payable for the new ADSs for which you subscribe, and you will bear any risk associated therewith.  If you send Preemptive ADS Rights Certificates or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS Rights Agent before the Preemptive ADS Rights Expiration Date.  In order to ensure timely delivery to the ADS Rights Agent, you may wish to consider the use of an overnight courier.

If you exercise less than all of the Preemptive ADS Rights evidenced by your Preemptive ADS Rights Certificate by so indicating thereon and have not sold or transferred the unexercised portion of your Preemptive ADS Rights as of the Preemptive ADS Rights Expiration Date, the ADS Rights Agent will attempt to sell the Preemptive Share Rights underlying your unexercised Preemptive ADS Rights as further described herein.

If you do not indicate the number of new ADSs to be subscribed for on the Preemptive ADS Rights Certificate, or if you indicate a number of new ADSs that does not reflect the amount of proper payment you delivered, you will be deemed to have subscribed for the maximum number of whole new ADSs that may be subscribed for by the payment you delivered.  The Preemptive ADS Rights Certificate only evidences Preemptive ADS Rights and does not grant any rights or impose any obligations not granted or imposed pursuant to the express terms of the Preemptive ADS Rights Offerings described in the Prospectus.

Sale of Preemptive ADS Rights

If you wish to instruct the ADS Rights Agent to attempt to sell some or all of your Preemptive ADS Rights, you should:

1.             complete and sign the enclosed Preemptive ADS Rights Certificate, indicating in the appropriate place, the number of Preemptive ADS Rights you wish to sell; and

2.             deliver the completed and signed Preemptive ADS Rights Certificate to the ADS Rights Agent at one of the addresses set forth below under the heading “Contact and Mailing Information.”

If you wish to instruct a sale of Preemptive ADS Rights, your duly completed Preemptive ADS Rights Certificate must be delivered to the ADS Rights Agent no later than 5:00 P.M. (New York City time) on July 16, 2019 so as to enable the ADS Rights Agent to execute the sale order prior to 4:00 p.m. (New York City time) on July 17, 2019.  The ADS Rights Agent will charge holders of Preemptive ADS Rights customary fees of up to US$0.20 per Preemptive ADS Right sold.  A check representing the proceeds of any Preemptive ADS Right(s) sold (after deduction of applicable fees of up to US$0.20 per Preemptive ADS Right sold and applicable taxes) will be sent to the holder of such Preemptive ADS Right(s) after the Preemptive ADS Rights Expiration Date.  The net sale proceeds that you are entitled to for your Preemptive ADS Rights sold will be calculated on the basis of the number of Preemptive ADS Rights sold and the net weighted-average sale price per Preemptive ADS Right for all Preemptive ADS Rights sold by the ADS Rights Agent during the Preemptive ADS subscription period.  The execution of sale orders will be subject to the terms and conditions described in the Prospectus.

Neither the ADS Rights Agent nor Enel Américas can guarantee the ability of the ADS Rights Agent to effectuate such sales or the price at which any Preemptive ADS Rights will be sold, which will depend on the market price available at the time the Preemptive ADS Rights are sold.  In addition, the net sales proceeds that a selling holder of Preemptive ADS Rights receives may be higher or lower than the net proceeds received from any sale of Preemptive Share Rights underlying unexercised Preemptive ADS Rights described below under “Unexercised Preemptive ADS Rights”.

Transfer of Preemptive ADS Rights

If you wish to transfer all or a portion of the Preemptive ADS Rights represented by your Preemptive ADS Rights Certificate, you should:

1.             complete and sign the enclosed Preemptive ADS Rights Certificate indicating in the appropriate places the number of Preemptive ADS Rights you wish to transfer;

2.             arrange for your signature to be guaranteed by a commercial bank, trust company, securities broker/dealer, credit union, or savings association participating in a Medallion Program approved by the Securities Transfer Association, Inc.  (each of the foregoing being an “Eligible Institution”); and

3.             deliver the completed, signed and guaranteed Preemptive ADS Rights Certificate to the ADS Rights Agent at one of the addresses set forth below under the heading “Contact and Mailing Information.”

If you wish to transfer your ADS Rights Certificate, the duly completed, signed and guaranteed ADS Rights Certificate must be delivered to the ADS Rights Agent with sufficient time to execute the requested transfer prior to 2:15 p.m. (New York City time) on July 23, 2019.

If your ADS Rights Certificate has been properly endorsed for transfer, the transferee will be able to exercise the Preemptive ADS Rights evidenced by the ADS Rights Certificate.  As the result of delays in the mail, the necessary processing time and other factors, you or your transferee may not receive the new ADS Rights Certificate in time to enable the holder of the Preemptive ADS Rights to complete a sale or exercise by the Preemptive ADS Rights Expiration Date.  Neither Enel Américas nor the ADS Rights Agent will be liable to either a transferor or transferee for any such delays.

Additional ADS Rights

Upon expiration of the Preemptive Rights Offers and to the extent that there are any new Shares remaining unsubscribed after the Preemptive Rights Offers (subject to reduction to the extent necessary in order not to substantially exceed the US$3.0 billion limit of the capital increase authorized by Enel Américas shareholders) (the “Unsubscribed Shares”), each holder of Preemptive ADS Rights who exercised his/her Preemptive ADS Rights shall receive a distribution of a number of transferable ADS Rights (the “Additional ADS Rights”) to purchase new ADSs representing a proportionate share of the Unsubscribed Shares, based on the number of new shares underlying the new ADSs subscribed and paid for in the Preemptive Rights Offers, with each full Additional ADS Right entitling the holder thereof to purchase one (1) new ADS subject to the same price, and certain terms and conditions as those Preemptive ADS Rights subscribed and paid for in the Preemptive Rights Offers and as further described in the Prospectus. A separate set of documentation (other than the Prospectus) will be distributed in connection with the Additional ADS Rights.

Exchange of Preemptive ADS Rights for Preemptive Share Rights

Preemptive ADS Rights may not be exchanged for Preemptive Share Rights and Preemptive Share Rights may not be exchanged for Preemptive ADS Rights.

Exercise through DTC

Preemptive ADS Rights received through The Depository Trust Company (“DTC”) can only be exercised through the applicable DTC system.  Payment for new ADSs subscribed for must be received by the ADS Rights Agent via DTC prior to the Preemptive ADS Rights Expiration Date.  Any exercise of Preemptive ADS Rights is irrevocable and may not be cancelled or modified.

Unexercised Preemptive ADS Rights

If Preemptive ADS Rights are not sold, transferred or exercised prior to the Preemptive ADS Rights Expiration Date, the ADS Rights Agent (or its nominee) will attempt to sell, in Chile, the Preemptive Share Rights underlying such unsold or unexercised Preemptive ADS Rights that lapse and will, to the extent successful, convert the proceeds from Chilean pesos to U.S. dollars and distribute the net sales proceeds after deduction of all applicable fees, expenses and taxes to the non-exercising holders of Preemptive ADS Rights on a pro-rata basis.  If the

Preemptive Share Rights underlying the unexercised Preemptive ADS Rights cannot be sold, they will expire without value and the corresponding Preemptive ADSs Rights will have no further value.

Signature Requirements

All signatures on any Preemptive ADS Rights Certificate, if by the registered owner, must correspond exactly with the name appearing on the Preemptive ADS Rights Certificate in every respect, without alteration or any change whatsoever, or if on behalf of the registered owner by an attorney, executor, administrator, guardian or other fiduciary or by a duly authorized officer of a corporation, must be accompanied by proper evidence of the signatory’s authority to act in such capacity.

In all cases your daytime telephone number should be included in the space indicated on your Preemptive ADS Rights Certificate so that, if necessary, the ADS Rights Agent may call you for further instructions.

Taxpayer Identification Number and Substitute Form W-9

If you decide to exercise all or a portion of the Preemptive ADS Rights evidenced by your Preemptive ADS Rights Certificate, you should provide the ADS Rights Agent with your correct Taxpayer Identification Number (which is your Social Security number if you are not a corporation, partnership or other entity) on the substitute Form W-9 included with the Preemptive ADS Rights Certificate.  Failure to provide a duly completed substitute Form W-9 may subject you to the applicable rate of back-up U.S. federal income tax withholding with respect to funds to be remitted to you in respect of distributions made in respect of the new ADSs.

Tax Consequences

See the description set forth in the Prospectus under the heading “Taxation” for information concerning tax consequences pertaining to the above transactions.

Method of Delivery

THE METHOD OF DELIVERY OF PREEMPTIVE ADS RIGHTS CERTIFICATES AND PROPER PAYMENT FOR ANY NEW ADSs THAT YOU SUBSCRIBE FOR TO THE ADS RIGHTS AGENT WILL BE AT YOUR ELECTION AND RISK.  IF SENDING BY MAIL, YOU ARE URGED TO SEND PREEMPTIVE ADS RIGHTS CERTIFICATES AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE ADS RIGHTS AGENT BY 2:15 P.M. (NEW YORK CITY TIME) ON JULY 23, 2019 (FOR SUBSCRIPTIONS, AND SUCH OTHER DATES AND TIMES REFERRED TO ABOVE FOR OTHER PURPOSES).  DEPOSIT IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE ADS RIGHTS AGENT.  YOU MAY WANT TO MAKE USE OF AN OVERNIGHT COURIER TO ENSURE TIMELY DELIVERY TO THE ADS RIGHTS AGENT.

Irregularities

All questions concerning the timeliness, validity, form and eligibility of any exercise of Preemptive ADS Rights will be determined by Enel Américas, whose determinations will be final and binding.  Enel Américas, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Preemptive ADS Right.  Preemptive ADS Rights Certificates will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as Enel Américas determines, in its sole discretion.  Neither Enel Américas nor the ADS Rights Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Preemptive ADS Rights Certificates or incur any liability for failure to give such notification.

Contact and Mailing Information

Any questions you may have should be addressed as promptly as possible to your bank, broker or other advisor or to Georgeson LLC, the Information Agent, as set forth in “Where You Can Find More Information” in the Prospectus.

The address of the ADS Rights Agent is as follows:

By mail:	By hand or overnight courier:

Citibank, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Citibank, N.A. Attn: Corporate Actions Voluntary Offer 150 Royall Street Attn: Suite V Canton, MA 02021

DELIVERY OF THE PREEMPTIVE ADS RIGHTS CERTIFICATE OR ANY OTHER DOCUMENT OR PAYMENT TO AN ADDRESS OTHER THAN ONE OF THE ADDRESSES SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY.